Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

August 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf and Donald Field

Re:	Galaxy Payroll Group Ltd

Amendment No. 11 to Registration Statement on Form F-1

Filed July 31, 2024

File No. 333-269043

Dear Mr. Fetterolf and Mr. Field,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated August 9, 2024 (the “Comment Letter”) to Galaxy Payroll Group Ltd (the “Company”) with respect to the Amendment No. 11 to Registration Statement on Form F-1.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 11 to Registration Statement on Form F-1 filed July 31, 2024

General

1.	We note your filing includes audited financial statements that are older than 12 months. Since this represents an IPO for your ordinary shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: In response to the Staff’s comment, the Company has included a company representation letter under Item 8.A.4, as an exhibit to the Amendment No. 12 to the Form F-1 (“F-1/A”).

2.	Please refer to the registration statement cover page. Please check the applicable check box on the cover page regarding the registration of securities pursuant to Rule 415 of the Securities Act of 1933. Additionally, please revise the Item 9. Undertakings section on page II-1 to include the undertakings required by Item 512(a) of Regulation S-K related to Rule 415 offerings.

Response: In response to the Staff’s comment, the Company has checked the applicable check box on the cover page and has added relevant undertakings under Item 9 of the F-1/A.

3.	Please refer to the Selling Shareholders Plan of Distribution section on page Alt-3. We note your disclosure that "[a]ny broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part." Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company confirms with the Staff that this is the Company’s understanding and it will file a post-effective amendment if an underwriter is retained by any of the selling shareholders.

4.	Please revise to update your disclosure as of the last full financial year ended June 30, 2024 in your section entitled Compensation of Directors and Executive Officers, and also revise your disclosure on page 63 to provide the revenue breakdown by geographic market and activity for such period. Additionally, revise your section entitled Related Party Transactions to include a discussion of your last three financial years up to the date of the prospectus. Refer to Items 4.B.2, Item 6.B and 7.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the F-1/A on page 131 and page 133 accordingly to include the updates of the last full financial year ended June 30, 2024 under Compensation of Directors and Executive Officers, and Related Party Transactions, respectively. In addition, as the financial results have not been audited or reviewed by the auditors, the Company kept the original audited table for the fiscal years ended June 30, 2023 and 2022 on page 63 under the MD&A Section and has added “revenue breakdown by geographic market and activity” for the fiscal years ended June 30, 2024, 2023 and 2022 on Page 101 of the F-1/A under the Business Section.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.